# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gem Pharmaceuticals LLC, CIK 0001727356
CUSIP: 61023L207
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 200 RANDOLPH AVENUE, 200 RANDOLPH AVENUE, HUNSTVILLE, Alabama (AL), 35801
Date of event which requires filing of this statement: 12/09/2024
Amends the filing with accession number 0001654954-19-014157
Filed by CIK 0001645469
Persons authorized to receive notices and communications: Gem Pharmaceuticals, LLC, 200 Randolph Avenue, Huntsville, Alabama (AL), 35801, 256-539-6000

## Reporting persons
- Monopar Therapeutics (CIK 0001645469): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 611,079; shared voting power 0; sole dispositive power 611,079; shared dispositive power 0; aggregate amount beneficially owned 611,079 (11.6% of the class)
- Hendricks Diane (CIK 0001727478): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 93,750; shared voting power 611,079; sole dispositive power 93,750; shared dispositive power 611,079; aggregate amount beneficially owned 704,829 (13.4% of the class)
- Leo Karl (CIK 0001727480): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 31,312; shared voting power 611,079; sole dispositive power 31,312; shared dispositive power 611,079; aggregate amount beneficially owned 642,391 (13.4% of the class)
- Pharma Investments LLC (CIK 0001727496): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 611,079; sole dispositive power 0; shared dispositive power 611,079; aggregate amount beneficially owned 611,079 (11.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Gem Pharmaceuticals LLC
Address of issuer's principal executive offices: 200 RANDOLPH AVENUE, 200 RANDOLPH AVENUE, HUNSTVILLE, Alabama (AL), 35801

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Refer to the cover pages. All percentages are calculated based on 5,277,796 shares of Common Stock outstanding as of December 16, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Refer to the cover pages. All percentages are calculated based on 5,277,796 shares of Common Stock outstanding as of December 16, 2024.
Transactions in the class effected during the past sixty days: Except as described in Item 6, the the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 9, 2024, TacticGem LLC ("TacticGem") made a pro rata distribution of all of the shares of Common Stock that were held by it to its members, Tactic Pharma and Gem Pharmaceuticals, LLC ("Gem"). In such distribution, Gem received the 611,079 shares of Common Stock that were already attributed to Gem (after giving effect to a prior 1 to 5 reverse split that reduced the 3,055,394 shares referenced in the original filing to such 611,079 shares). Gem and the other Reporting Persons were already deemed to beneficially own their pro rata interest in the shares held indirectly by Gem, so the distribution did not result in any change to the beneficial ownership of the Reporting Persons.

The Reporting Persons and Gem agreed to lock-up provisions with each other prohibiting sales of the distributed Common Stock until December 31, 2025, without the mutual consent of representatives of Gem. In addition, the Reporting Persons will continue to have the same registration rights previously exercisable through Gem, but the lock-up agreement also provided that neither the Reporting Persons nor Gem would exercise such rights until December 31, 2025, without the mutual consent of representatives of Gem.

## Signatures
- Monopar Therapeutics: Karl Leo, Managing Member (12/18/2024)
- Hendricks Diane: Diane Hendricks, Diane Hendricks (12/18/2024)
- Leo Karl: Karl Leo, Karl Leo (12/18/2024)
- Pharma Investments LLC: Diane Hendricks, Managing Member (12/18/2024)